UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3


                      QUARTERLY REPORT PURSUANT TO RULE 58


                      For the quarter ended March 31, 2002







                               KEYSPAN CORPORATION
                              --------------------
                      (Name of registered holding company)


              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201
                    (Address of principal executive offices)



Inquiries concerning this Form U-9C-3 should be directed to:
Alfred C. Bereche
Assistant General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART

Name                           Energy or                                       State                          Percentage
of Reporting                   Gas Related              Date of                of                             of Voting
Company                        Company               Organization              Organization                   Securities Held
-------                        -------               ------------              ------------                   ---------------
KeySpan Corporation  (1)

KeySpan Energy
Corporation          (2)

KeySpan Energy
Development
Corporation          (3)

KeySpan Islander
East Pipeline, LLC   (4)

Islander East Pipeline
Company, LLC         (5)       Gas                  November 15, 2000           Delaware                           50%


Nature of Business:
------------------

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KeySpan Energy Development Corporation

(3) KeySpan Energy Development Corporation holds directly all of the outstanding securities in KeySpan Islander East Pipeline, LLC

(4) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC

(5) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company                           Company                          Amount
Contributing                      Receiving                        of Capital
Capital                           Capital                          Contribution
-------                           -------                          ------------
KeySpan Islander East             Islander East
Pipeline, LLC                     Pipeline Company, LLC            $6,462,000


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Associate             Reporting
Company               Company            Types of              Direct               Indirect            Cost               Total
Rendering             Receiving          Services              Costs                Costs               of                 Amount
Services              Services           Rendered              Charged              Charged             Capital            Billed
--------              --------           --------              -------              -------             -------            ------

No services have been provided by the reporting company to associate companies to date.


Part II - Transactions performed by associate companies on behalf of reporting companies


Associate              Reporting
Company                Company            Types of              Direct               Indirect            Cost               Total
Rendering              Receiving          Services              Costs                Costs               of                 Amount
Services               Services           Rendered              Charged              Charged             Capital            Billed
--------               --------           --------              -------              -------             -------            ------




No services have been provided by associate companies to the reporting company to date.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(Thousands of Dollars)

Investments in energy-related companies:

None.


Investments in gas-related companies:
-------------------------------------


Total consolidated capitalization as of March 31, 2002                7,813,475                 Line 1


Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)                                           1,172,021                 Line 2



Greater of $50 million or line 2                                      1,172,021                 Line 3

Total current aggregate investment:
(categorized by major line of gas-related business)


     Islander East Pipeline Company, LLC

Total current aggregate investment                                        6,462                 Line 4


Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(line 3 less line 4)                                                   1,165,559                Line 5




ITEM 5 - OTHER INVESTMENTS

Major Line                     Other                         Other
of Energy-Related              Investment in Last            Investment in this             Reason for Difference in
Business                       U-9C-3 Report                 U-9C-3 Report                  Other Investment
--------                       -------------                 -------------                  ----------------



None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
A.         Financial Statements

                              KeySpan Islander East
                                  Balance Sheet
                                 March 31, 2002
                            (In Thousands of Dollars)

                                                     March 31, 2002
                                             ------------------------------

ASSETS

Current Assets
         Cash and temporary cash investments                          -
         Customer accounts receivable
         Allowance for uncollectible accounts
         Gas in Storage, at average cost
         Material and supplies, at average cost
         Other
                                                        ---------------
                                                                      -
                                                        ---------------
Assets held for disposal
Equity Investments & Other                                       6,462
                                                        ---------------

Property
         Gas
         Electric
         Other
         Accumulated depreciation
         Gas exploration and production, at cost
         Accumulated depletion
                                                       ---------------
                                                                     -
                                                       ---------------
Deferred Charges
         Regulatory assets
         Goodwill, net of amortizations
         Intangible, net of amortizations
         Other
                                                       ---------------
                                                                     -
                                                       ---------------

Total Assets                                     $               6,462
                                                       ===============

LIABILITIES AND CAPITALIZATION

Current Liabilities
         Current Redemption of Long-term debt    $
         Accounts payable and accrued expenses
         Commercial paper
         Dividends payable
         Taxes accrued
         Customer deposits
         Interest accrued
                                                       ---------------
                                                                     -
                                                       ---------------
Deferred Credits and Other Liabilities
         Regulatory liabilities
         Deferred income tax
         Postretirement benefits and other reserves
         Other
                                                       ---------------
                                                                     -
                                                       ---------------
Capitalization
         Common stock                                        6,462,500
         Retained earnings
         Other comprehensive income
         Treasury stock purchased
                                                       ---------------
              Total common equity                            6,462,500
         Preferred stock
         Long-term debt
                                                       ---------------
Total Capitalization                                         6,462,500
                                                       ---------------
Minority Interest in Subsidiary Company                              -
                                                       ---------------
Total Liabilities and Capitalization            $            6,462,500
                                                       ===============

                              KeySpan Islander East
                              Statement of Income*
                            Year Ended March 31, 2002
                            (In Thousands of Dollars)




Revenues                                                       $ -
                                              ---------------------
Total Revenues                                                   -
                                              ---------------------

Operating Expenses
Purchased gas for resale
Fuel and purchased power
Operations and maintenance
Depreciation, depletion and amortization
Operating taxes
                                              ---------------------
Total Operating Expenses                                         -
                                              ---------------------

Operating Income                                                 -
                                              ---------------------

Other Income and (Deductions)
Minority interest
Other
                                              ---------------------
Total Other Income                                               -
                                              ---------------------
Income Before Interest Charges
  and Income Taxes                                               -
                                              ---------------------

Interest Charges

Income Taxes
     Current
     Deferred
                                              ---------------------
Total Income Taxes                                               -
                                              ---------------------

Net Income                                                     $ -
                                              =====================

*Note: There has been no activity for the quarter ended and year to date Statement of Income

B.         Exhibits



None.








                                    Signature


           Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, KeySpan Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


KEYSPAN CORPORATION

By:     /s/ Ronald S. Jendras
        ---------------------
        Ronald S. Jendras
        Vice President, Controller and
        Chief Accounting Officer